

March 31, 2023   TSX | NYSE | LSE: WPM
Vancouver, British Columbia

WHEATON PRECIOUS METALS PROVIDES DETAILS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND FILES FORM 40-F

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company's 2022 audited financial statements, along with its Form 40-F, are also available on the Company's website at www.wheatonpm.com.

Shareholders may also receive a copy of Wheaton's audited financial statements, without charge, upon request to Wheaton's Investor Relations Department, Suite 3500, 1021 West Hastings St., Vancouver, British Columbia, Canada V6E 0C3 or to info@wheatonpm.com.

Annual and Special Meeting of Shareholders

Wheaton is scheduled to hold its Annual and Special Meeting of Shareholders (the "Meeting") both virtually and at the offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, Canada, on Friday, May 12, 2023, at 10:30 a.m. Pacific Time.

Wheaton has adopted an online virtual Meeting platform and we encourage all of our shareholders to participate in the Meeting using this online platform. All shareholders participating in our online virtual Meeting platform will be able to listen to the Meeting live, and for registered shareholders or proxyholders (including non-registered shareholders who have appointed themselves as proxyholder), submit votes in real time.

Registered shareholders and duly appointed proxyholders who wish to participate in the online virtual Meeting may do so:

1. **from their computer**, by entering the following URL in their browser: https://virtual-meetings.tsxtrust.com/1465;

2. **from their mobile device,** by entering the following URL in their browser: https://virtual-meetings.tsxtrust.com/1465;

If you choose to participate in the online virtual Meeting as a registered shareholder, you can log in to into the Meeting by:

1. Clicking "I have a control number" and entering your valid control number

2. Entering the password for the Meeting, which is: wheaton2023 (case sensitive)

Guests, including Beneficial Shareholders who have not duly appointed themselves as a proxyholder, can log in to into the Meeting by clicking "I am a guest" and completing the online form. Guests will be able to listen to the Meeting but will not be able to ask questions or vote.

Important technical reminders for joining the Meeting and voting instructions will be made available on the Company's website at www.wheatonpm.com, in the 'investors' section under the 'annual general meeting' tab.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com